UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 22, 2002

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 12, 2001

Dear Mr. Bennett:

This is in response to your letter dated December 12, 2001 concerning the shareholder proposal submitted to McGraw-Hill by the Unitarian Universalist Association of Congregations. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

1221 Avenue of the Americas
New York, NY 10020-1095
Tel 212 512 3998
Fax 212 512 3997
scott_bennett@mcgraw-hill.com

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

The McGraw-Hill Companies

December 12, 2001

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: The McGraw-Hill Companies, Inc./Omission of Shareholder Proposal of the Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Secretary of The McGraw-Hill Companies, Inc. (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On November 28, 2001, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), dated November 21, 2001, from the Unitarian Universalist Association of Congregations (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2002 annual meeting of shareholders (the "Proxy Materials"). A copy of the Proposal and Supporting Statement is attached hereto as Exhibit A.

For the reasons set forth below, the Company believes that it is appropriate to omit the Proposal (including the Supporting Statement) from the Company's Proxy Materials. On behalf of the Company, we respectfully request that the Staff of the Commission (i) concur in our view that because the Proposal was received after the 120-day deadline the Proposal is excludable under Rule 14a-8(e)(2) under the Exchange Act, and (ii) confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

The Proponent's letter to the Company, although not completely clear on the point, suggests that the Proposal is being submitted under Rule 14a-8 with respect to the Company's 2002 annual meeting. That meeting is the Company's regularly scheduled annual meeting. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The Company's 2001 Proxy Statement was released on March 26, 2001 for its 2001 annual meeting of shareholders, which was held on April 25, 2001. The Company's 2002 annual meeting of shareholders is scheduled for April 24, 2002, a date which is within 30 days of the date the 2001 annual meeting of shareholders was held. Because the Company did hold an annual meeting for its shareholders in 2001, and because the 2002 annual meeting of shareholders is scheduled for a date which is within 30 days of the date of the Company's 2001 annual meeting of shareholders, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 days before March 26, 2002. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2001 proxy statement under the caption "Deadlines for Submission of Shareholder Proposals," which stated that shareholder proposals under Rule 14a-8 for the 2002 annual meeting had to be submitted "on or before November 23, 2001."

The Proposal, although dated November 21, 2001, was not received by the Company until November 28, 2001, five days after the company's deadline for the submission of Rule 14a-8 proposals. The Proposal was received by regular first-class mail. Pursuant to Rule 14a-8(f)(1), the Company need not respond within 14 days to a shareholder proposal that is deficient "if the deficiency cannot be remedied, such as if [the shareholder] fail[s] to submit a proposal by the company's properly determined deadline."

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company properly may exclude the Proposal from its 2002 Proxy Statement to be circulated to Company shareholders in conjunction with the Company's 2002 annual meeting of shareholders. The Company plans to mail the Proxy Materials to shareholders on or about March 25, 2002. Should you require additional information, please do not hesitate to contact the undersigned at (212) 512-3998.

Sincerely,

Scott L. Bennett

SLB/bt
Attachment

Unitarian Universalist Association of Congregations
25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Exhibit A

Jerry Gabert
Treasurer and Vice President of Fin

12/7/01

November 21, 2001

Mr. Harold W. McGraw III
Chairman of the Board, CEO & President
McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020-1095

Dear Mr. McGraw:

The Unitarian Universalist Association of Congregations is the owner of 3,600 shares of McGraw-Hill common stock.

The enclosed Equal Employment Diversity resolution is being co-filed with the Adrian Dominican Sisters because our company has failed to adequately respond to requests for EEO information. McGraw-Hill's response by Ms. Barbara B. Maddock, on July 27, 2000, indicated that EEO-1 information is proprietary. We believe employment diversity information may be shared by corporations when requested by shareholders.

In a global economy, diversity, inclusiveness and equality are attributes that enhance corporate productivity. Likewise, these attributes enable a company to understand and effectively respond to the needs of its customers. Corporate leadership must promote and encourage diversity, inclusiveness, and equality. Likewise, our company will enhance its corporate image by promoting these qualities.

We have requested proof of ownership be provided by our investment manager under separate cover. It is our intention to continue ownership of our shares through the date of the next annual meeting of stockholders.

We urge you to listen to the voice of your shareholders and to support the enclosed resolution. In so doing, we believe McGraw-Hill will clearly demonstrate progress in its EEO and Affirmative Action policies.

Respectfully submitted,

Jerry Gabert
Treasurer and Vice President of Finance

RECEIVED
NOV 28 2001

Affirming the Worth and Dignity of All People

EQUAL EMPLOYMENT DIVERSITY REPORT

Whereas: Equal employment is a key issue for shareholders. The bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force. Women and minorities comprise *57* percent of the work force yet represent only 3 percent of executive management positions and women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the Wall Street Journal reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for *$134.5* million.
- In 1997 Denny's reported it was still trying to win back its minority customers, dating back to the 1992 discrimination complaints against Denny's.
- In 1998 Smith Barney agreed to spend *$15* million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.
- *In 2000 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.*
- *In 2001 Norfolk Southern paid $28 million in discrimination suit.*

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. *These reports often describe diversity progress and challenges, and many companies include this information in their annual reports.*

RESOLVED: The shareholders request our company prepare a report at reasonable cost that may omit confidential information on the issues described below.

1. An updated Diversity Report to be available to shareholders four months from the date of the annual meeting, that includes:

- the EEO-1 report in standard federal government categories according to gender and race in each of the nine major EEOC-defined categories for the previous three years;
- a description of any policies and programs oriented specifically toward increasing the number of mangers who are qualified females and/or *racial* minorities;
- a description of the company's efforts to increase its business with female and minority suppliers and service-providers;
- any federal audit, corporate management review, and letter of compliance with corrective measures enacted to protect any government contracts.

2. A report on any material litigation in which the company is involved concerning violation of *Title 7 or the American Disabilities Act.*

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 3, 2001

The proposal relates to a report regarding diversity, equal employment opportunities and litigation.

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under 14a-8(e)(2) because McGraw-Hill received it after the deadline for submitting proposals. We note in particular your representation that McGraw-Hill did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor